

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

CORRECTED
September 28, 2015

Jack Yun Ma
Chairman of Board of Directors
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong

> **Re:** **Alibaba Group Holding Limited**
> **Registration Statement on Form F-4**
> **Filed August 26, 2015**
> **File No. 333-206575**
> **Form 20-F for the Fiscal Year Ended March 31, 2015**
> **Filed June 25, 2015**
> **File No. 001-36614**

Dear Mr. Ma:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 20-F listed above, please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

General

1. Please note that we will coordinate any request to accelerate the effectiveness of your registration statement with resolution of all issues related to the Form 20-F for the fiscal year ended March 31, 2015.

2. We note that you are registering the New Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1998). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Prospectus Cover Page

3. We note your disclosure in this section that you intend to include expected security ratings for the Notes. Considering the context in which you intend to disclose the ratings, it appears that each of the included ratings agencies must consent to the inclusion of its credit rating in the prospectus. Accordingly, please file the consent of each ratings agency. Alternatively, please remove the references to the expected credit ratings. For further guidance, please consider our Securities Act Rules Compliance and Disclosure Interpretations Questions 233.04 and 233.05.

Form 20-F for the Fiscal Year Ended March 31, 2015

Item 3. Key Information

A. Selected Financial Data, page 1

4. With reference to Item 3.A.2 of Form 20-F, please tell us where you have disclosed the number of shares.

Item 18. Financial Statements

Consolidated Income Statements, page F-3

5. We note from the disclosures in your filing, including on page F-34, that you received a SME Annual Fee of RMB90 million during the year ended March 31, 2015 and you classified this fee as other revenue. Given that the SME business was sold in early February 2015, please confirm our assumption that the amount of RMB90 million reflects the fee for two months; or if our assumption is incorrect, please explain this

matter to us in more detail. Also, explain to us in more detail the nature of this fee and how you determined it was appropriate to classify this fee as revenue in light of the fact that you no longer operate the SME business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934, and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In responding to our comments on the Form 20-F listed above, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Daniel Fertig